OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 74044410 4			Page 2 of 5

1.	Name of Reporting Person: Jon R. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 562,453

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 562,453

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 562,453

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person: IN

CUSIP No. 74044410 4	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Preformed Line Products Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

660 Beta Drive, Mayfield Village, Ohio 44143

Item 2(a)	Name of Person Filing:

Jon R. Ruhlman

Item 2(b)	Address of Principal Business Office or, if None, Residence:

660 Beta Drive, Mayfield Village, Ohio 44143

Item 2(c)	Citizenship:

U.S.A.

Item 2(d)	Title of Class of Securities:

Common Shares, $2 par value per share (“Common Shares”)

Item 2(e)	CUSIP Number:

740444 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2003, Jon R. Ruhlman beneficially owned 562,453 Common Shares, including 10,000 Common Shares that may be acquired pursuant to currently exercisable stock options.

(b)	Percent of class:

9.7%

CUSIP No. 74044410 4	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 562,453 Common Shares

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 562,453 Common Shares

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP No. 74044410 4	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

(Date)

/s/ Jon R. Ruhlman

(Signature)

Jon R. Ruhlman

(Name/Title)